HUNTON & WILLIAMS LLP

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1445 ROSS AVENUE

SUITE 3700

DALLAS, TEXAS 75202-2799

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GREGORY J. SCHMITT

DIRECT DIAL: (214) 468-3375

DIRECT FAX: (214) 740-7166

EMAIL: GSCHMITT@HUNTON.COM

FILE NO: 70131-000133

October 31, 2011

United States Securities and Exchange Commission	VIA EDGAR
101 F Street, NE
Washington, DC 20549

Attention:	Ms. Sharon M. Blume, Assistant Chief Accountant

Re:	General Motors Financial Company, Inc.

Registration Statement on Form S-4 (the “Registration Statement”)

Filed September 12, 2011

File No. 333-176784

Ladies and Gentlemen:

On behalf of General Motors Financial Company, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Ms. Sharon M. Blume, Assistant Chief Accountant, dated October 7, 2011 (the “Comment Letter”), regarding the Registration Statement referenced above. The Company is filing on EDGAR these responses concurrently with the filing of Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amendment. The references to page numbers in the headings are to the original Registration Statement.

Form S-4 filed September 12, 2011

General

1.	We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp. (April 13, 1988). See also, Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman and Sterling (Jul. 2, 1993). Accordingly, with your next amendment, please provide us with a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES

McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON

www.hunton.com

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

We hereby confirm that the Company intends to register the new notes in reliance on the position that the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter,” and together with the Exxon Capital Letter and the Morgan Stanley Letter, the “Exxon Capital line of letters”). We have provided the Staff with a supplemental letter as Exhibit A to this letter. The supplemental letter states that the Company is registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital line of letters, and includes the representations contained in the Morgan Stanley Letter and the Shearman & Sterling Letter.

2.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Company response:

We hereby confirm on behalf of the Company that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). We hereby further confirm on behalf of the Company that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Disclosure Regarding Forward-Looking Statements, page i

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

The disclosure in the Amendment has been revised on page i to remove references to the safe harbor provided in the Private Securities Litigation Reform Act of 1995.

Financing, page 4

4.	Please consider adding diagrams that explain the processes pursuant to which you receive financing for loan and lease originations (i.e., credit facilities and securitizations). Include similar disclosure in future filings.

Company response:

The disclosure in the Amendment has been revised on page 43 to add a diagram that explains the processes pursuant to which the Company receives financing. The Company supplementally advises the Staff that it believes this diagram is more appropriately included in this section, rather than in the summary.

Competitive Strengths, page 5

5.	We note the heading, “Leading automobile finance franchise with long-term track record.” Please clarify what you mean by “leading.”

Company response:

The disclosure in the Amendment has been revised on page 5, and throughout the Amendment as necessary, to delete the word “leading”.

6.	Please balance the information in this section with disclosure that addresses the company’s competitive weaknesses. Include similar disclosure in future filings.

Company response:

The disclosure in the Amendment has been revised on page 5 to balance the information in this section with disclosure that addresses the Company’s competitive weaknesses.

Opportunity for future growth, page 5

7.	We note that at June 30, 2011 you had approximately 13,800 GM, non-GM and independent dealerships with active dealer agreements. Please provide a breakdown of the number of GM, the number of non-GM and the number of independent dealerships with which you have active dealer agreements.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

The Company supplementally advises the Staff that the Company has the number of General Motors Company (“GM”), non-GM and independent dealerships with active dealer agreements as of June 30, 2011, as set forth below:

Active Dealer Agreements—GM	4,200
Active Dealer Agreements—Non-GM	7,200
Active Dealer Agreements—Independent	2,400

Total	13,800

Withdrawal, page 10

8.	We note the disclosure indicating that you will return any old notes not accepted for exchange “as soon as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Company response:

The disclosure in the Amendment has been revised on page 10 and throughout the document, as necessary, to state that the Company will return any old notes not accepted for exchange “promptly” upon expiration or termination of the offer, as applicable.

Credit Underwriting, page 39

9.	Please revise here and in your financial statements to disclose any loan product terms that may give rise to a concentration of credit risk. Refer to ASC 825-10-55.

Company response:

The Company supplementally advises the Staff that it does not have any loan product terms that give rise to a concentration of credit risk. The Company’s lending activities involve the purchase of individual subprime loans made by dealers to consumers

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

purchasing vehicles from such dealer. The Company’s auto loans do not provide for payment increases or negative amortization or involve loan to value ratios higher than normal market ratios. Additionally, the Company supplementally advises the Staff that it does include a table on page F-66 that stratifies the loan portfolio by FICO score and gives the reader disclosure relating to the credit risk in the Company’s finance receivables.

10.	Please revise to clearly disclose how your subvention program with GM impacts the loan prices recommended by your proprietary scoring system. For example, if your proprietary system recommends a higher interest rate than what you actually charge due to the subvention program, clearly disclose that fact.

Company response:

The disclosure in the Amendment has been revised on page 39 to update how the subvention program with GM impacts the loan prices recommended by the Company’s proprietary scoring system.

Financing, page 41

11.	We note that you transfer receivables to securitization trusts that issue asset-backed securities to investors. Please revise to disclose whether you make representations and warranties about the loans to the securitization trusts. If so, describe the representations and warranties. Also, describe what your obligations are if the representations and warranties are breached, such as whether or not you are obligated to repurchase the loans in the event of breach. Include similar disclosure in future filings.

Company response:

The disclosure in the Amendment has been revised on page 42 to describe the representations and warranties the Company makes about the loans it transfers to securitization trusts and what the Company’s obligations are if the representations and warranties are breached. The Company supplementally advises the Staff that similar disclosure will be contained in future filings. Additionally, the Company supplementally advises the Staff that historical repurchases of loans due to a breach of a representation or warranty have been immaterial.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Credit Quality, page 73

12.	Please revise to provide credit quality information as of the date of the most recent interim period presented in your Form S-4.

Company response:

The disclosure in the Amendment has been revised to delete the credit quality information previously on page 73, as it is duplicative of the credit quality information related to the most recent interim period presented in the Amendment beginning on page 59.

13.	On page 74, you disclose that the allowance for loan losses as a percentage of receivables for the three month period ended December 31, 2010 is not comparable to fiscal 2010 and 2009 because of the implementation of purchase accounting as a result of the merger. Please revise to include the following:

a. Provide additional discussion of how your accounting for credit impaired loans impacts your credit metrics and trends and identify those most impacted;

b. Provide additional discussion of the comparability of your credit ratios and trends between periods and with your peers; and

c. More clearly discuss how you classify credit impaired loans as non-accrual or delinquent subsequent to the merger.

Company response:

a. The Company supplementally advises the Staff that, as a result of purchase accounting for the Company’s merger with GM, the Company’s allowance for credit losses as of October 1, 2010 was eliminated, and a non-accretable discount and an accretable yield were recorded. Because of this, the allowance for loan losses was no longer comparable between pre-acquisition and post-acquisition quarters. This accounting, however, did not impact the disclosure of the Company’s credit metrics. The Company’s disclosure surrounding delinquencies, deferrals, and charge offs are disclosed for the entire portfolio on both a pre-acquisition and post-acquisition basis and are comparable between pre-acquisition and post-acquisition periods. The disclosure in the Amendment has been revised on pages 60 through 62 to provide the requested additional discussion.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

b. The Company supplementally advises the Staff that its credit ratios, other than the allowance for loan losses, are comparable between periods and the Company has discussed the trends and comparison between periods. Further, due to the fact that the Company is a subprime mono-line auto finance company, it is the Company’s belief that it does not have public or private company competitors that would be comparable. The other auto related captive finance companies (e.g., Ford Motor Credit, Nissan Motor Acceptance Corp., Toyota Credit, etc.) are full-spectrum lenders, meaning that they extend credit to both prime and subprime borrowers (with an emphasis on prime borrowers). In order to be able to meaningfully compare credit ratios it is necessary to have the same composition of credit risk in the portfolio of receivables and there is not another subprime mono-line auto finance company that has the same type of loan portfolio as the Company does. Given these facts, the Company does not believe that providing additional disclosure of the comparability of its credit ratios and trends to other auto related finance companies would be meaningful and could be potentially misleading.

c. Please refer to the response set forth in (a) above. Additionally, the disclosure in the Amendment has been revised on pages 60 through 62 to clearly discuss that the Company’s policy for non-accrual loans is consistent between the pre-acquisition and post-acquisition portfolios.

Deferrals, page 75

14.	You disclose that you offer payment deferrals where the consumer is allowed to move up to two delinquent payments to the end of the loan generally by paying a fee.

a. Please tell us how you evaluated whether these modifications should be accounted for as troubled debt restructurings. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties.

b. Please tell us if you assess whether the value of collateral is sufficient to cover the contractual amount due.

Company response:

a. The Company supplementally advises the Staff that under ASC 310 the Company utilized judgment to determine whether (1) the debtor (i.e., the borrower) is experiencing financial difficulty and (2) the lender has granted a concession to the borrower. As the Company is a subprime lender, deferrals are an important part of its collection strategy.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Most borrowers requesting a deferral are in some level of delinquency status, thus the majority of the Company’s deferments are done with customers experiencing financial difficulty.

Additionally, the Company analyzed whether its deferral transaction represented a concession. In order to determine this, the Company analyzed whether the borrower’s effective borrowing rate on the restructured debt was less than the effective borrowing rate of the old debt immediately prior to the restructuring.

As a result of purchase accounting, as of October 1, 2010, the loan portfolio at acquisition was accounted for under ASC 310-30, Loans and Securities Acquired with Deteriorated Credit Quality, and therefore not in scope under ASC 310-40. Thus, only loans originated after September 30, 2010 are in scope under ASC 310-40. At December 31, 2010 and June 30, 2011, the Company did not have any loans meeting the definition of a troubled debt restructuring.

The Company supplementally advises the Staff that during the quarter ended September 30, 2011, it evaluated ASU 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, which became effective for the Company during the quarter ended September 30, 2011. During that evaluation the Company concluded that an account being deferred two times or four payments would not be an insignificant delay and therefore would meet the definition of a concession and that the debtor needing multiple deferrals would constitute that the debtor was experiencing financial difficulties and therefore be considered a troubled debt restructuring under the guidance of ASU 2011-02. As a result of adopting ASU 2011-02, the Company assessed all restructurings that occurred on or after October 1, 2010, for the post-acquisition portfolio for identification as troubled debt restructurings. As of September 30, 2011, none of the restructurings that occurred on the post-acquisition portfolio have been deferrred more than two times and therefore do not meet the defintion as a troubled debt restructuring.

b. The Company supplementally advises the Staff that on page 21 of the Amendment the Company makes the following disclosure “Auction proceeds from the sale of repossessed vehicles and other recoveries are usually not sufficient to cover the outstanding balance of the contract, and the resulting deficiency is charged off.” The Company supplementally advises the Staff that the average value of the collateral underlying its auto receivables ranges in recovery percentages between 40% and 55% of the receivable balance with only a very few loans where the collateral value is sufficient to cover the contractual amount due.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Interest Rate Risk, page 81

15.	We note that under certain circumstances your special purpose finance subsidiaries are contractually required to enter into hedging transactions and that you may enter into offsetting hedging transactions as a result of which you retain certain financial risks, including interest rate risk. If the retained exposure could be material, please add a risk factor that explains the risks associated with entering into these offsetting hedging transactions and quantify your exposure as of the most recent quarter end. Include similar disclosure in future filings.

Company response:

The Company supplementally advises the Staff that the exposure as a result of its special purpose finance subsidiaries being contractually required to enter into hedging transactions and the Company entering into offsetting hedging transactions is not material as the fair value of interest rate caps sold as of December 31, 2010 was only $8.1 million and this does not cause the Company to have any additional interest rate risk that it would not otherwise have. The Company believes that the disclosure in the Amendment on page 21, as revised, adequately highlights the interest rate risk inherent in its business model. The Company supplementally advises the Staff that the fair value of interest rate caps sold as of June 30, 2011 was $9.5 million.

Quantitative and Qualitative Disclosures About Market Risk, page 82

16.	Please revise to disclose the meaning of the following terms that are contained in the tables on pages 84-86: average pay rate, average receive rate and average strike rate. Provide narrative disclosure that will help investors better understand this information. Include similar disclosure in future filings.

Company response:

The Company has revised the disclosure in the Amendment on pages 79, 80 and 81 to include, and will include in future filings, the definitions of the average pay rate, average receive rate and average strike rate.

17.	Please revise to disclose information about your interest rate-sensitive financial instruments by expected maturity as of June 30, 2011.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

The Company supplementally advises the Staff that Item 305 of Regulation S-K addresses “Quantitative and Qualitative Disclosures about Market Risk.” Item 305 states that “Registrants shall provide, in their reporting currency, quantitative information about market risk as of the end of the latest fiscal year, in accordance with one of the following three disclosure alternatives.” The Company supplementally advises the Staff that, as noted in the Amendment on pages 48, F-9, and F-62 on December 9, 2010, the Company changed its fiscal year to December 31 from June 30. As a result of this change, June 30, 2011 is the end of the Company’s second fiscal quarter, and, coupled with the fact that there have been no material changes since December 31, 2010, the Company believes that Quantitative and Qualitative Disclosures about Market Risk were not applicable for the June 30, 2011 period.

Modification or Termination of Exchange Offer, page 91

18.	We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Company response:

The disclosure in the Amendment has been revised on page 89 to indicate that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

19.	We note the disclosure on page 92 that you reserve the right to waive conditions to the exchange offer in whole or in part at any time or from time to time in your discretion. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

Company response:

The disclosure in the Amendment has been revised on page 90 to state that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

December 31, 2010 Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-9

20.	In the “Purchase Accounting” section you disclose that the allocation of the purchase price resulted in an increase in the carrying value of net finance receivables. In the “Finance Receivables, Non-Accretable Discount .” section you disclose that you recorded a net discount on finance receivables. Please revise your disclosure to clarify this apparent inconsistency.

Company response:

The Company has revised the disclosure in the Amendment on page F-10 to clarify the accounting for its finance receivables.

Post-Acquisition Finance Receivables and Allowance for Loan Losses, page F-10

21.	Please revise to disclose if you measure impairment individually for any finance receivables.

Company response:

The Company supplementally advises the Staff that it does not measure loans individually for impairment. The Company considers its finance receivables as a large group of smaller-balance homogenous loans that are collectively evaluated for impairment based on reliance of ASC 310-10-35-13(a). This guidance states “the guidance applies to all loans that are identified for evaluation, uncollateralized as well as collateralized, except for the following: (a) Large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment.” At June 30, 2011 the Company had approximately 730,000 loans outstanding with an average balance of $12,500. Additionally, the Company supplementally advises the Staff that as of December 31, 2010, this applied to only the post-acquisition portfolio of approximately $923 million as the pre-acquisition portfolio of approximately $7.7 billion was accounted for under ASC 310-30, Loans and Securities Acquired with Deteriorated Credit Quality.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Derivative Financial Instruments, page F-13

22.	Please revise to provide additional details regarding the type of derivative instruments purchased as credit enhancements in connection with your securitization transactions and credit facilities.

Company response:

The Company has revised the disclosure in the Amendment on page F-13 to provide additional details regarding the type of derivative instruments purchased as credit enhancements in connection with its securitization transactions and credit facilities.

Revenue Recognition — Finance Charge Income, page F-14

23.	You disclose that accrual of finance charge income is suspended on accounts in bankruptcy. Please tell us the balance of loans in bankruptcy at December 31, 2010 and as of the most recent interim date presented in your filing and tell us how you measure impairment on these loans. In addition, clarify the type of bankruptcy involved (Chapter 13, Chapter 7, etc.). If you do not measure impairment individually, please tell us why not considering the guidance in ASC 310-40-15-6.

Company response:

The Company supplementally advises the Staff that, as of December 31, 2010 and June 30, 2011, the Company had the following balances of loans in bankruptcy (in thousands).

	December 31, 2010	June 30, 2011
Accounts in Bankruptcy:
Chapter 7	$66,906	$71,096
Chapter 13	210,343	208,236

Total	$277,249	$279,332

The Company supplementally advises the Staff that its pre-acquisition loan portfolio is accounted for under ASC 310-30 and is therefore not in scope under ASC 310-40-15-6. Loans in Chapter 7 bankruptcy status have not been restructured and thus would not be measured for individual impairment and are part of the large group of smaller-balance homogeneous loans measured for collective impairment. Additionally, the Company supplementally advises the Staff that at December 31, 2010 and June 30, 2011, the Company had loans in Chapter 13 bankruptcy status in the post-acquisition portfolio of $1.7 million and $10.2 million, respectively. The Company does not currently evaluate or disclose impairment related to the loans in Chapter 13 bankruptcy status due to the immaterial balances.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

24.	Please revise to clarify your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b).

Company response:

Please see the response to Comment No. 25 below.

25.	Please revise to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Company response:

The Company has revised the disclosure in the Amendment on page F-14 to disclose its policy for resuming the accrual of interest on nonaccrual loans.

Note 2. Financial Statement Effects of the Merger, page F-15

26.	ASC 805-10-50-1 requires you to disclose information that enables users of your financial statements to evaluate the nature and financial effect of the merger. Considering this guidance, please revise to present the following information:

a. In a tabular format, present the carrying amount of each balance sheet line item prior to the merger, the adjustment recorded during purchase accounting and the carrying amount of each balance sheet line item immediately after the merger. Please separately present loans accounted for under ASC 310-30 and loans not accounted for under ASC 310-30 in this disclosure.

b. Disclose how you identified loans accounted for under ASC 310-30 and describe if and how you aggregate loans in pools.

c. Clarify that the premium solely relates to loans not accounted for under ASC 310-30 or clearly explain to us how you can have a premium and a non-accretable discount for a particular loan portfolio. To the extent that the some portion of the premium relates to the accretable yield on loans accounted for under ASC 310-30, please revise to use terminology consistent with the guidance in ASC 310-30 (e.g. accretable yield).

d. Clarify whether you accrete the loan premium over the remaining life of the receivables using the contractual or expected cash flows.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

a. The Company supplementally advises the Staff that it believes that the information beginning on page F-15 does enable the users of the financial statements to evaluate the nature and financial effect of the merger. The Company advises the reader in narrative form of the balance sheet line items that received adjustments, and then footnote disclosures describe the effects of purchase accounting. All of the loans were accounted for under ASC 310-30, as the Company has a large group of smaller balance homogeneous loans.

b. The Company supplementally advises the Staff that its acquired loans individually met the first condition of ASC 825 that there was evidence of credit losses inherent in the pool of acquired loans, however the Company was unable to specifically determine the individual loans within the pool for which it was probable that it would not collect all contractual principal and interest amounts due. As a matter of accounting policy, the Company has applied ASC 310-30 to its acquired loans which were one large pool of smaller-balance homogeneous loans

The Company supplementally advises the Staff that ASC 310-30-15-6 states that “for purposes of applying the recognition, measurement, and disclosure provisions of this Subtopic for loans that are not accounted for as debt securities, investors may aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool.” Common risk characteristics are defined in ASC 310-30 as loans with similar credit risk or risk ratings, and one or more predominant risk characteristics, such as financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location.

In addition, aggregation of similar loans for purposes of recognizing purchase premiums or discounts is permitted under ASC 310-20-15 if certain conditions exist for a large portfolio of similar loans or if the resulting recognition does not differ materially from the amount that would have been recognized on an individual loan-by-loan basis.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

The Company’s portfolio consists of loans with the same financial asset type, the same collateral type, similar size, similar interest rates, the same origination and underwriting terms, an even and unbiased distribution of geographical locations, and consistent credit risk scores, including FICO scores. These characteristic assertions are further supported by management’s historical use and treatment of the aggregate portfolio such as unbiased selection of loans for inclusion in securitizations, utilization of a similar servicing agreement for all loans, and calculation of the loan loss allowance at the aggregate portfolio level.

c. The Company has revised the disclosure in the Amendment on page 49, and throughout the Amendment as necessary, to use “accretable yield” in the place of finance receivables premium.

d. The Company supplementally advises the Staff that it accretes the loan premium (accretable yield) over the remaining life of the receivables using expected cash flows. The Company as revised the disclosure in the Amendment on page F-10 to clarify this.

Note 5. Finance Receivables, page F-18

27.	Please revise to disclose the following information related to loans accounted for under ASC 310-30:

a. The outstanding balance and related carrying amount at the beginning and end of each period presented in your filing.

b. The amount of accretable yield at the beginning and end of each period presented in your filing, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period.

c. The contractually required payments receivable, cash flows expected to be collected and the fair value at October 1, 2010.

d. The amount of the allowance for loan losses at the beginning and end of each period presented in your filing.

Refer to ASC 310-30-50 for guidance and ASC 310-30-55-25 for illustrative note disclosure.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

a. The Company supplementally advises the Staff that the disclosure in the Amendment on page F-18 provides a rollforward of the entire loan portfolio.

b. The Company supplementally advises the Staff that the disclosure in the Amendment on page F-19 includes a rollforward of the finance receivables premium (that has been revised to be called “accretable yield”) and a rollforward of the non-accretable discount. Each balance has a beginning and ending balance, reconciled for accretion, charge off of loans and reclassifications from the non-accretable discount, if applicable.

c. The Company has revised the disclosure in the Amendment on page F-16 to disclose the contractually required payments receivable, cash flows expected to be collected and the fair value at October 1, 2010.

d. The Company supplementally advises the Staff that the disclosure in the Amendment on page F-19 presents an allowance rollforward.

28.	Please revise your table on page F-18 described as “Finance receivables consist of the following” to:

a. Clarify that the “Pre-acquisition finance receivables” line item represents the carrying amount of the receivables prior to purchase accounting; and

b. Explain to us and revise to clarify where the accretable discount is presented in the table.

Company response:

The Company supplementally advises the Staff that the pre-acquisition finance receivables under the Successor column in the table on page F-18 represents the principal amount plus accrued interest of the pre-acquisition portfolio at December 31, 2010. This is different from the carrying value of those receivables prior to the application of purchase accounting which would also have included the unamortized balance of net fees recorded at origination of the finance receivables (in addition to principal and accrued interest). The Company has revised the disclosure in the Amendment on page F-18 to clarify that the pre-acquisition receivables under the predecessor column represents the carrying amount of the receivables prior to the application of purchase accounting. Additionally, the Company has revised the disclosure in the Amendment on page F-18 to clarify where accretable yield is located in the table.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

29.	We note your disclosure that recoveries increased the non-accretable discount by $101 million in the quarter ended December 31, 2010. Please explain to us the facts and circumstances related to a recovery of a charged-off receivable resulting in an increase in the non-accretable discount. Please provide an example transaction and detail the journal entries recorded and clearly explain the impact on the non-accretable discount.

Company response:

The Company supplementally advises the Staff that the non-accretable discount recorded at the time of acquisition represented the total estimated net charge-offs over the remaining life of the pre-acquisition receivables. These net charge-offs represent the amount of estimated gross charge-offs of accounts less the estimated recoveries on those accounts. The table on page F-19 of the Amendment discloses the net charge-offs for the quarter ended December 31, 2010, of $120 million, consisting of gross charge-offs of $221 million and recoveries on those charge-offs of $101 million. Thus, the $101 million is not increasing the non-accretable discount but providing detail on the $120 million in net charge-offs that reduced the account during the quarter.

Gross charge-offs represents the finance receivable balance at the time of charge-off. The main source of recovery on that account would be proceeds from the sale of the repossessed automobile securing the contract. For example, if a pre-acquisition contract had a $10,000 balance at charge-off and the repossessed automobile was sold for $5,000, both the $10,000 debit and the $5,000 credit would be applied to the non-accretable discount resulting in a net $5,000 reduction in the account. The Company will, in future filings, starting with the September 30, 2011 Form 10-Q, disclose charge-offs first in the rollforward table to help eliminate this confusion.

Note 9. Securitization Notes Payable, page F-23

30.	Please tell us why you refer to the apparent premium on your notes payable recorded in connection with your purchase accounting as a “finance receivables premium” or revise to clarify the nature of the premium.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

The Company supplementally advises the Staff that the term “finance receivables premium” was inadvertently used in the Registration Statement. The Company has revised the disclosure in the Amendment to use the term “purchase accounting premium”, which is the term utilized in the table on page F-24 of the Amendment and the term that should have been referenced in the Registration Statement.

June 30, 2011 Financial Statements

31.	We note you have focused on increasing lease originations. Please revise to disclose all relevant accounting policies related to your lease activities. Specifically disclose how you measure impairment and tell us how you considered whether this portfolio should be considered a separate loan portfolio segment for disclosure required by ASC 310-10-50.

Company response:

The Company supplementally advises the Staff that even though the Company is focusing on increasing lease originations, at June 30, 2011 the total amount of Leased Vehicles, net was $439.4 million, which is less than 4% of the Company’s total assets. The Company supplementally advises the Staff that on page F-12 it discloses the relevant accounting policies related to lease activities under the caption of “Leased Vehicles.” Additionally, this disclosure discusses how the Company measures impairment. As the portfolio increases in size the Company will disclose any additional relevant accounting policies related to lease activities.

Additionally, the Company supplementally advises the Staff that all of its leases are accounted for as operating leases and recorded as Leased Vehicles on the balance sheet and are not included in Finance Receivables. ASC 310-10-55-14 (e) excludes operating leases from the definition of financing receivable.

Note 3. Finance Receivables, page F-64

32.	On page F-14, you disclose that “accrual of finance charge income is suspended on accounts that are more than 60 days delinquent, accounts in bankruptcy, and accounts in repossession.” Please revise to disclose in a tabular format the recorded investment in loans more than 60 days delinquent, in bankrupt loans and loans in repossession that aggregates to your loans on non-accrual status. Please ensure that this disclosure is consistent with your disclosure of total nonaccrual loans of $418.6 million on page F-65 and amounts disclosed in your delinquency table on page F-66.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Company response:

The Company supplementally advises the Staff that the Company does not believe that this disclosure is meaningful as the Company discloses total non-performing loans on page F-65 of the Amendment and loans in delinquency on page F-66 of the Amendment. Further, due to the fact that loans can be in two status’ simultaneously (i.e., loans can be in both bankruptcy and in delinquency) providing this disclosure could be confusing to the reader. The Company hereby supplementally provides the Staff the tabular format of loans more than 60 days delinquent, loans in bankruptcy and loans in repossession that aggregate to the total loans in non-accrual status (in thousands).

	June 30, 2011	December 31, 2010
Loans more than 60 days delinquent	$157,845	$211,588
Less: Loans in delinquency and in bankruptcy	(92,801)	(102,601)
Loans in bankruptcy	279,322	277,249
Loans in repossession	23,387	28,076
Loans becoming current the last day of the period with interest accrual beginning the first day of the following period	50,843	77,046

Total	$418,596	$491,358

33.	You disclose on page F-65 that “as a result of improvements in the credit performance of the pre-acquisition portfolio we estimated that the non-accretable pre-acquisition discount exceeded expected future credit losses by $187.4 million, and we transferred this excess non-accretable pre-acquisition discount as an offset to finance receivables premium.” We note the guidance in ASC 310-10-35-10b related to increases in expected cash flows refers to probable and significant increases in cash flows previously expected to be collected and recalculating the amount of accretable yield. Your wording and terminology do not appear consistent with the guidance and therefore is it difficult to understand your disclosure. Please explain to us how you applied the guidance to your specific facts and circumstances and revise your disclosure to use appropriate wording and terminology consistent with the guidance.

Company response:

Per the guidance in ASC 310-30-35-10, which the Company believes is the guidance the Staff is referring to in the comment, at each quarter end the Company reviews the updated estimate of cash flows expected to be collected over the life of the portfolio. Based upon this review, and as the result of improvements in the credit performance of the portfolio, it was probable that there was a significant increase in cash flows previously expected to be collected. Per the guidance in ASC 310-30-35-11, the Company adjusted the amount of accretable yield by reclassifying an amount from non-accretable discount.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

The Company has revised the disclosure in the Amendment on page F-65 to use wording and terminology consistent with the guidance.

Note 5. Securitizations, page F-67

34.	Please revise to clarify the nature of distributions as used in the table on page F-67 and explain where this activity is presented in the income statement and cash flow statement.

Company response:

The Company supplementally advises the Staff that distributions from Trust mainly represent the excess cash flows on securitization Trusts resulting from the collection of principal and interest on loans and the payment of principal and interest on the securitization notes payable. Due to the fact that the securitization Trusts are consolidated, the income statement and cash flow statement activity are not separately stated but are part of the consolidated “finance charge income” and “interest expense” on the income statement and part of “principal collections and recoveries on receivables” and “payments on securitization notes payable” on the cash flow statement. The Company has revised the disclosure in the Amendment on page F-67 to clarify that the distributions are received from our consolidated securitization trusts.

35.	Please revise to clarify that servicing fees are not separately recorded in the finance charge income since the trusts are consolidated.

Company response:

The Company has revised the disclosure in the Amendment on page F-67 to clarify that servicing fees are not separately recorded in the finance charge income.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Exhibit 5.1

36.	Please confirm that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Company response:

The Company supplementally advises the Staff that the reference and limitations in Exhibit 5.1 to the “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

37.	We note the last sentence of the legal opinion, which appears to disclaim responsibility to update the opinion after September 12, 2011. Please arrange for counsel to revise to state that the opinion speaks as of the effective date of the registration statement or confirm that you will refile the opinion on the date of effectiveness.

Company response:

The legal opinion has been revised to delete the last sentence of the legal opinion.

Exhibit 99.1

38.	Please file the form of letter of transmittal with your next amendment or tell us when you plan to file it. Note that we may have comments after reviewing this document.

Company response:

The Company supplementally advises the Staff that the form of letter of transmittal is filed with the Amendment as Exhibit 99.1.

United States Securities and Exchange Commission

Ms. Sharon M. Blume

October 31, 2011

Thank you for your consideration. Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendment or if we can be of service in facilitating your review.

Sincerely,

/s/ Gregory J. Schmitt
Gregory J. Schmitt

cc:	J. Michael May, Esq.

L. Steven Leshin, Esq.

Douglas M. Berman, Esq.

EXHIBIT A

General Motors Financial Company, Inc.

801 Cherry Street

Suite 3500

Fort Worth, Texas 76102

October 31, 2011

United States Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	General Motors Financial Company, Inc.

Exchange Offer Pursuant to Registration Statement on Form S-4

File No: 333-176784

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement relates to an offer with respect to the exchange (the “Exchange Offer”) of 6.75% Senior Notes due 2018 (the “Outstanding Notes”) of General Motors Financial Company, Inc. (the “Company”) for 6.75% Senior Notes due 2018 of the Company that have been registered under the Securities Act of 1933, as amended (the “Exchange Notes”).

In connection with the Exchange Offer, we hereby advise you that:

(1)	The Company is registering the Exchange Offer based upon its interpretation of the Staff position enunciated in Exxon Capital Holdings Corp. (available April 13, 1989) and Morgan Stanley & Co. Inc. (available June 5, 1991) regarding resales and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers.

(2)	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of its information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business, is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

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(3)	The Company understands that a broker-dealer may participate in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, provided that:

(a)	in connection with any resales of Exchange Notes received in exchange for such Outstanding Notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (however, such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer);

(b)	the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes; and

(c)	the Company

(i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (3)(a) above in connection with any resale of such Exchange Notes; and

(ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Very truly yours,

General Motors Financial Company, Inc.

By:	/s/ J. Michael May
Name:	J. Michael May
Title:	Executive Vice President and Chief Legal Officer

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